Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Lisa Jensen Vice President, Global Public Relations Blizzard Entertainment 949.854.6200 dir 949.854.7900 fax ljensen@blizzard.com	Roger Sun PR Director Blizzard China 86-21-3133 0700 rsun@blizzard.com	Youcai Liu General Manager of PR Dept. NetEase 86-10-8255 8291 liuyoucai@corp.netease.com Brandi Piacente NetEase Investor Relations 1-212-481-2050 brandi@corp.netease.com

BLIZZARD ENTERTAINMENT® AND NETEASE RENEW LICENSE FOR
WORLD OF WARCRAFT® IN MAINLAND CHINA

New agreement sets the stage for collaboration between the companies on the game’s upcoming fourth expansion set, Mists of Pandaria™

Shanghai, CHINA — March 20, 2012 — Blizzard Entertainment (NASDAQ: ATVI) and NetEase.com (NASDAQ: NTES) today announced that they will continue their existing cooperation on Blizzard Entertainment’s World of Warcraft® in mainland China. The new license will continue for an additional three years following the expiration of the current license agreement.

The companies have been working together to bring World of Warcraft to Chinese gamers since 2009. In that time, they have successfully launched Wrath of the Lich King® and Cataclysm®, the game’s second and third expansion sets, in mainland China, and earned the enthusiastic support of gamers across the country. In addition to World of Warcraft, Blizzard Entertainment and NetEase’s existing partnership covers Blizzard Entertainment’s Warcraft® III and StarCraft® II, as well as the Battle.net® gaming platform.

The extended license agreement further reinforces the existing partnership between Blizzard Entertainment and NetEase and lays the groundwork to bring Mists of Pandaria™, the upcoming fourth expansion to World of Warcraft, to mainland China. First unveiled at BlizzCon® 2011, Mists of Pandaria features a variety of elements influenced by Eastern culture and introduces a new playable race (the pandaren), a new class (the monk), an expansive new continent to explore, an all-new pet battle system, scenarios, challenge modes, and more.

“We’re grateful for the tremendous enthusiasm Chinese gamers have shown for World of Warcraft over the years, and we’re pleased to be renewing our agreement for the game in China,” said Mike Morhaime, CEO and cofounder of Blizzard Entertainment. “We look forward to working with NetEase to deliver all of the new features and content of Mists of Pandaria to Chinese players as soon as possible.”

“We are excited to continue our partnership with Blizzard Entertainment after three years of highly effective cooperation on World of Warcraft,” stated William Ding, CEO of NetEase. “Both companies have complementary business strategies and share a similar corporate culture. I am confident that with Blizzard Entertainment’s expertise in developing world-class games and NetEase’s experience in local game operation, we will be able to provide the best gaming experiences for players in China.”

About Blizzard Entertainment, Inc.

Best known for blockbuster hits including World of Warcraft® and the Warcraft®, StarCraft®, and Diablo® franchises, Blizzard Entertainment, Inc. (www.blizzard.com), a division of Activision Blizzard (NASDAQ: ATVI), is a premier developer and publisher of entertainment software renowned for creating some of the industry’s most critically acclaimed games. Blizzard Entertainment’s track record includes thirteen #1-selling games and multiple Game of the Year awards. The company’s online-gaming service, Battle.net®, is one of the largest in the world, with millions of active players.

About NetEase.com, Inc.

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites, which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through its in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II and III, Tianxia III, Heroes of Tang Dynasty, Datang and Ghost, as well as the licensed Blizzard Entertainment games World of Warcraft and StarCraft II.

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Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves Blizzard Entertainment’s and NetEase’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Blizzard Entertainment and NetEase generally use words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming” and similar expressions to identify forward-looking statements. Factors that could cause Blizzard Entertainment’s and/or NetEase’s actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, sales levels of Blizzard Entertainment’s titles generally, the popularity of World of Warcraft among Chinese players and the effect of future expansion sets on the game, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, the risk that Shanghai EaseNet will not be able to operate StarCraft II, World of Warcraft or other games licensed by it from Blizzard Entertainment for a period of time or permanently due to possible governmental actions, the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties, the risk that changes in Chinese government regulation of the online game market may limit future growth of Blizzard’s or NetEase’s revenue in China or cause revenue to decline; industry competition and competition from other forms of entertainment, rapid changes in technology, industry standards and consumer preferences, including interest in specific genres such as real-time strategy, action—role-playing and massively multiplayer online games, protection of proprietary rights, litigation against Blizzard Entertainment and/or NetEase, maintenance of relationships with key personnel, customers, licensees, licensors, vendors and third-party developers, including the ability to attract, retain and develop key personnel and developers who can create high quality “hit” titles, counterparty risks relating to customers, licensees, licensors and manufacturers, domestic and international economic, financial and political conditions and policies, foreign exchange rates and tax rates, and the identification of suitable future acquisition opportunities, and the other factors identified in the risk factors section of Activision Blizzard’s most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q and of

NetEase’s most recent annual report on Form 20-F and other filings and submissions with the U.S. Securities and Exchange Commission. The forward-looking statements in this release are based upon information available to Blizzard Entertainment, Activision Blizzard and NetEase, as the case may be, as of the date of this release, and none of such parties assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Blizzard Entertainment, Activision Blizzard or NetEase and are subject to risks, uncertainties and other factors, some of which are beyond their respective control and may cause actual results to differ materially from current expectations.